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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                                (Amendment No.1)*

                         DISTRIBUTED ENERGY SYSTEMS CORP
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   25475V104
             -----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
             -----------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No.25475V104                      13G                    Page 2 of 9 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley
       I.R.S. #36-3145972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             9,953,307
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       9,953,307
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       9,953,307
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       19.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       HC, CO
--------------------------------------------------------------------------------

CUSIP No.25475V104                     13G                     Page 3 of 9 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley Renewables Inc.
       I.R.S.  #26-0370736
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             9,950,057
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       9,950,057
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       9,950,057
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       19.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       HC, CO
--------------------------------------------------------------------------------

CUSIP No.25475V104                     13G                     Page 4 of 9 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley Wind LLC

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             9,950,057
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       9,950,057
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       9,950,057
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       19.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       OO
--------------------------------------------------------------------------------

CUSIP No.25475V104                    13G                      Page 5 of 9 Pages
--------------------------------------------------------------------------------

Item 1.     (a)   Name of Issuer:

                  DISTRIBUTED ENERGY SYSTEMS CORP
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:

                  10 TECHNOLOGY DRIVE
                  WALLINGTON, CT 06492-1955
                  --------------------------------------------------------------

Item 2.     (a)   Name of Person Filing:

                  (1) Morgan Stanley
                  (2) Morgan Stanley Renewables Inc.
                  (3) Morgan Stanley Wind LLC
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                  (1) 1585 Broadway
                      New York, NY 10036
                  (2) 1585 Broadway
                      New York, NY 10036
                  (3) 1585 Broadway
                      New York, NY 10036
                  --------------------------------------------------------------
            (c)   Citizenship:

                  (1) The state of organization is Delaware.
                  (2) The state of organization is Delaware.
                  (3) The state of organization is Delaware.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:

                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:

                  25475V104
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

            (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [x] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
                     Morgan Stanley
                     Morgan Stanley Renewables Inc.

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No.25475V104                   13-G                      Page 6 of 9 Pages
--------------------------------------------------------------------------------

Item 4.    Ownership as of December 31, 2008.*

           (a) Amount beneficially owned:
           See the response(s) to Item 9 on the attached cover page(s).

           As of December 31, 2008, Morgan Stanley Renewables Inc. (MSR) may be deemed to indirectly beneficially own 9,950,057 shares of the reported securities by virtue of its ownership interest in Morgan Stanley Wind LLC (MSW). Morgan Stanley may be deemed to have beneficial ownership of the 9,953,307 shares of the reported securities, including the 9,950,057 shares beneficially owned by MSW.**

           MSW, MSR and Morgan Stanley each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

           (b) Percent of Class:
           See the response(s) to Item 11 on the attached cover page(s).

           (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                    See the response(s) to Item 5 on the attached cover page(s).

              (ii)  Shared power to vote or to direct the vote:
                    See the response(s) to Item 6 on the attached cover page(s).

              (iii) Sole power to dispose or to direct the disposition of:
                    See the response(s) to Item 7 on the attached cover page(s).

              (iv)  Shared power to dispose or to direct the disposition of:
                    See the response(s) to Item 8 on the attached cover page(s).

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           See Exhibit 99.2

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of Group.

           Not Applicable

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*  In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

** On March 7, 2007, in connection with the execution of a joint venture agreement between Distributed Energy Systems Corp. (DESC) and MSW, MSW was issued a common stock purchase warrant (the Warrant) entitling MSW to purchase up to 8% of DESCs common stock outstanding from time to time, including shares of common stock issuable upon the exercise of stock options, warrants and other convertible or exchangeable securities. Under the terms of the Warrant, MSW and its affiliates are not permitted to exercise the Warrant if, as a result of such exercise, the beneficial ownership of MSW and its affiliates would be greater than 19.9% of the then outstanding Shares. Based on the number of shares of the Issuers common stock outstanding as of March 31, 2008, as reported by the Issuer in its Form 10-Q that was filed on May 12, 2008 (40,050,228 shares), as of December 31, 2008, MSW may be deemed to have beneficially owned 9,950,057 shares of the reported securities.

CUSIP No.25475V104                   13-G                      Page 7 of 9 Pages
--------------------------------------------------------------------------------

                                  Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       February 16, 2009

Signature:  /s/ Dennine Bullard
            --------------------------------------------------------------------

Name/Title: Dennine Bullard/Authorized Signatory, Morgan Stanley
            --------------------------------------------------------------------
            MORGAN STANLEY


Date:       February 16, 2009

Signature:  /s/ Martin Torres
            --------------------------------------------------------------------

Name/Title: Martin Torres/Authorized Signatory, Morgan Stanley Renewables Inc.
            --------------------------------------------------------------------
            MORGAN STANLEY RENEWABLES INC.


Date:       February 16, 2009

Signature:  /s/ Martin Torres
            --------------------------------------------------------------------

Name/Title: Martin Torres/Authorized Signatory, Morgan Stanley Wind LLC
            --------------------------------------------------------------------
            MORGAN STANLEY WIND LLC




EXHIBIT NO.                         EXHIBITS                                PAGE
-----------                        ----------                               ----

   99.1                       Joint Filing Agreement                          8

   99.2                       Item 7 Information                              9


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.25475V104                   13-G                      Page 8 of 9 Pages
--------------------------------------------------------------------------------

                       EXHIBIT NO. 99.1 TO SCHEDULE 13G
                            JOINT FILING AGREEMENT
              ---------------------------------------------------


                              February 16, 2009
              ---------------------------------------------------


              MORGAN STANLEY, MORGAN STANLEY RENEWABLES INC.,

              and MORGAN STANLEY WIND LLC, hereby agree that, unless

              differentiated, this Schedule 13G is filed on behalf of

              each of the parties.


           MORGAN STANLEY

           BY: /s/ Dennine Bullard
           ---------------------------------------------------------------------
           Dennine BUllard/Authorized Signatory, Morgan Stanley

           MORGAN STANLEY RENEWABLES INC.

           BY: /s/ Martin Torres
           ---------------------------------------------------------------------
           Martin Torres/Authorized Signatory, Morgan Stanley Renewables Inc.

           MORGAN STANLEY WIND LLC

           BY: /s/ Martin Torres
           ---------------------------------------------------------------------
           Martin Torres/Authorized Signatory, Morgan Stanley Wind LLC


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.25475V104                    13-G                     Page 9 of 9 Pages
--------------------------------------------------------------------------------

                                 EXHIBIT NO. 99.2
                                ------------------

                                ITEM 7 INFORMATION


            The securities being reported upon by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by

    Morgan Stanley Renewables Inc., a wholly-owned subsidiary of Morgan Stanley,

    and by Morgan Stanley Wind LLC, a wholly-owned subsidiary of Morgan Stanley

    Renewables Inc.